August 14, 2008




Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS 3561
Washington, DC  20549


RE: Publix Super Markets, Inc.
    Form 10-K for the fiscal year ended December 29,2007, filed February 29,2008 Definitive Proxy Statement on Schedule 14A, filed March 13, 2008
    Form 10-Q for the period ended March 29, 2008, filed May 8, 2008
    File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated August 13, 2008. We contacted Mr. Ronald E. Alper, Staff Attorney, regarding an extension of the deadline for our response. He indicated we should inform you of the date we expected to complete our response in a letter filed through EDGAR. We will respond to your comments by September 15, 2008. We are requesting the additional time to respond because certain of our associates involved in the financial reporting and disclosure process are on vacation until September 2, 2008.

Sincerely,




/s/ David P. Phillips
-------------------------------------
David P. Phillips
Chief Financial Officer and Treasurer